Exhibit 99.3

The “Shell” Transport and Trading Company, p.l.c.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about what action to take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000 immediately. If you have sold or transferred all your Ordinary shares in The “Shell” Transport and Trading Company, p.l.c., please give this letter and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

May 26, 2005

To Ordinary shareholders

I am pleased to report that the Company has made some major strides forward since I wrote to you prior to last year’s Annual General Meeting.

Significant successes include record Group earnings and solid performances in all the Group’s business areas. However, addressing the issues arising from the recategorisation of some of the Group’s hydrocarbon reserves has of course been a key priority for Directors. We have made significant changes to the way we record our reserves and now have a rigorous system in place for the purpose of ensuring compliance with the relevant regulatory and legal requirements. I hope now we can begin to put these issues behind us.

We also took the opportunity to undertake a fundamental review of the organisation of the Group. The Board’s recommendation was outlined in my letter to you of November 2, 2004 and shareholders will be asked to consider and vote on the proposed unification of the Company and Royal Dutch Petroleum Company under a single parent company, Royal Dutch Shell plc, at the Court Meeting and Extraordinary General Meeting which will follow the Annual General Meeting.

Formal details of the transaction to effect the unification have been sent to you separately (and you may receive more than one set of documents if you hold your shares in different forms). Included with those details is information on how to vote, either by proxy or in person, at the Court Meeting and Extraordinary General Meeting. This is a historic decision for your Company and I do urge you all to make your views known.

The Annual General Meeting will consider the business set out below. This includes an item relating to the fact that, having reached the age of 70, I am required to retire as a Director of the Company under the Articles of Association. At last year’s Annual General Meeting the recommendation was that I serve one final term of office. However, in view of the need for continuity over the brief period of transition to the new structure which, provided that it is approved, would come into being in the latter part of July 2005, a resolution will be put to the meeting seeking your approval for my re-election.

I hope you will be able to attend this year’s meeting or, if you are unable to attend, please complete and return the enclosed proxy form. The remainder of this letter contains information about a number of items of business included in the Notice of Meeting.

Consideration and approval of the Remuneration Report (Resolution 2)

Resolution No. 2 is an Ordinary Resolution seeking approval of the Directors’ Remuneration Report for the year ended December 31, 2004. The Report has been prepared and is laid before the meeting in accordance with the Companies Act 1985. The Board considers that the policy and practice outlined in the Report are appropriate to the Company’s circumstances and that the Report should receive shareholder support.

Election of Director (Resolution 3)

As announced on June 24, 2004, the Board appointed Peter Voser as a Director, Chief Financial Officer (CFO) and Managing Director of the Company with effect from October 4, 2004. Having been appointed by the Board, Mr Voser will vacate office at the Annual General Meeting and will offer himself for election by shareholders. Born August 29, 1958, Peter Voser is a Swiss national. In March 2002, he joined the Asea Brown Boveri (ABB) Group of Companies, based in Switzerland as CFO and Member of the Group Executive Committee. He was also responsible for ABB Group’s IT and the Oil, Gas and Petrochemicals business. Prior to joining ABB, Peter Voser was employed from 1982 by the Royal Dutch/Shell Group where he held a variety of Finance and Business roles in Switzerland, UK, Argentina and Chile, including CFO of Oil Products and Group Chief Internal Auditor of the Royal Dutch/Shell Group. Further biographical details are given in the Full Annual Report and Accounts and in the Summary Report.

Directors retiring by rotation and re-election of Director (Resolution 4)

The Directors retiring by rotation at the Annual General Meeting are Sir Peter Job, Teymour Alizera and Sir Mark Moody-Stuart. Sir Peter Job is a Non-executive Director and is eligible and offers himself for re-election at this Annual General Meeting. Teymour Alizera and Sir Mark Moody-Stuart are not standing for re-election. Sir Peter Job’s biographical details are given overleaf:

Sir Peter Job KBE
Born July 13, 1941, Sir Peter Job is a British national and was appointed a Director in 2001. He was previously Chief Executive of Reuters plc. He is a Non-executive Director of Schroders plc, TIBCO Software Inc, Instinet Group Inc, and a member of the Supervisory Board of Deutsche Bank AG. Sir Peter Job serves on the Remuneration and Succession Review Committee and the Nomination Committee.

Re-election of Director (Resolution 5)

I reached the age of 70 on November 2, 2004. Under the Articles of Association, I must retire at the Annual General Meeting. Resolution No. 5 is an Ordinary Resolution seeking approval of my re-appointment as a Non-executive Director with knowledge of my age. My biographical details are given below:

Lord Oxburgh KBE FRS
Born November 2, 1934, Lord Oxburgh is a British national and was appointed a Director in 1996 and Non-executive Chairman in March 2004. He has held a number of scientific and university appointments including Chief Scientific Adviser, Ministry of Defence, and Rector, Imperial College of Science, Technology and Medicine. Lord Oxburgh serves on the Nomination Committee.

Since the last AGM, all Non-executive Directors received performance evaluations and all were considered to be effective in the role and to be committed to making available the appropriate time for board meetings and other duties. Each of the retiring directors who are seeking re-election were deemed to be wholly independent of any personal business connections with the Company or companies of the Royal Dutch/Shell Group. The Board recommends that you support the re-election of each of the retiring directors standing for re-election at the Annual General Meeting.

Renewal of authority to make market purchases of Shell Transport Ordinary shares (Resolution 8)

Resolution No. 8 is a Special Resolution and deals with a proposed renewal of the authority to make market purchases of the Company’s Ordinary shares. The Board continues to seek this authority as a fall-back measure so that the Company could still make market purchases in the event that the unification of the Company and Royal Dutch does not proceed.

Since 1999 shareholders have approved a general authority for the Company to make market purchases for the ensuing year of up to an aggregate of five per cent of the issued Ordinary share capital at prices not less than 25 pence per share nor more than five per cent above the average of the middle market quotations taken from the London Stock Exchange Daily Official List for the five business days preceding any purchase. During 2004, the Company purchased 42,600,000 shares, 8,300,000 under the authority granted at the 2003 Annual General Meeting and 34,300,000 shares under the authority granted at 2004 Annual General Meeting. Purchases ceased on September 3, 2004. During the period from January 1, 2005 to May 26, 2005 21,550,000 shares have been acquired under the buyback programme announced on February 3, 2005. The current authority will expire at the conclusion of this Annual General Meeting and the Directors are seeking renewal until June 30, 2006 or the date of the next Annual General Meeting, if earlier. The maximum number of shares covered by the new authority is 480,000,000 Ordinary shares – being approximately five per cent of the current issued Ordinary share capital – and the price limits will be as described above for the current authority. Any shares purchased under the renewed authority will be cancelled and not re-issued. The Company has no warrants in issue in relation to its shares and no options to subscribe for equity shares that are outstanding.

The Directors confirm that they will exercise the on-going buyback authority only when, in the light of prevailing market conditions, they consider that such purchases would increase prospective earnings per share and would be in the best interests of the shareholders generally. The Board is making no recommendation as to whether shareholders should sell their shareholding in the Company.

Approval of employee incentive plans (Resolutions 9, 10 & 11)

Your Board is seeking shareholders’ approval in Resolution Nos. 9, 10 and 11, which are Ordinary Resolutions, for the adoption of three employee incentive plans – an amended Long-Term Incentive Plan (“LTIP”), an amended Deferred Bonus Plan (“DBP”) and an amended Restricted Share Plan (“RSP”) (together the “Plans”).

As announced on March 17, 2005, the key recommendations from the review conducted by the Remuneration and Succession Review Committee (“REMCO”) of the remuneration policy for executive directors were to discontinue stock option grants, enhance conditional awards under an amended LTIP and to amend the DBP to introduce long-term performance targets. In addition, REMCO has recommended that all discretionary share plans be approved by shareholders.

The Plans contemplate that the proposed unification is implemented and provide incentives for executive directors of Royal Dutch Shell plc and other selected employees of the unified Royal Dutch Shell Group of Companies. If, however, the unification does not go ahead, then the Plans can provide incentives over shares in the Company or Royal Dutch Petroleum Company (“Royal Dutch”) for executive directors of the Company and of Royal Dutch and other selected employees of the Royal Dutch/Shell Group of Companies. The UK Listing Authority has confirmed that, for the purposes of Rule 13.13 of the UK Listing Rules, if the Plans are approved by the shareholders of the Company and of Royal Dutch at their respective Annual General Meetings, the separate approval of the shareholders of Royal Dutch Shell plc will not be required.

A summary of the Plans and the proposed initial performance targets are set out on page 6 and details of the remuneration policy under which the Plans will operate for executive directors are set out on pages 112 to 114 of the Annual Report and Accounts 2004 and on page 31 of the Summary Annual Report and Accounts 2004.

The LTIP will become the global group share plan under which conditional awards of free shares will be made. The number of shares which will vest will depend on the extent to which the performance target (relative Total Shareholder Return initially) has been met at the end of a three-year period.

The DBP will allow particpants to defer part of their bonus into shares and receive matching shares at the end of a three-year period. For executive directors the vesting of three quarters of the matching shares will depend on the extent to which the performance target (relative Total Shareholder Return initially) has been met.

The RSP will be used on a highly selective basis to make awards of free shares mainly for recruitment and retention purposes. Awards under this plan will not be made to executive directors.

Each Plan will only be operated if its adoption is also approved by the shareholders of Royal Dutch.

Implementation of elements of the Plans in certain jurisdictions may require consultation with appropriate employee representative bodies.

Recommendation

Your Board believes that the above proposals are in the best interests of the Company and its shareholders as a whole. Accordingly, it unanimously recommends shareholders to vote in favour of the resolutions to be proposed at the Annual General Meeting. The Directors intend to vote in favour of the resolutions in respect of their own beneficial holdings.

Action required

Enclosed with this letter is a form of proxy for use at the Annual General Meeting by holders of Ordinary shares only. Whether or not you intend to be present at the Annual General Meeting, please return a form of proxy so as to be received by Lloyds TSB Registrars not later than 11 a.m. on Sunday, June 26, 2005. Holders under the Shell Nominee Service should lodge forms of direction by 4 p.m. on Thursday, June 23, 2005. Some shareholders may prefer to lodge a form of proxy using the Internet and further details are set out on page 8 (including details for CREST participants and holders under the Shell Nominee Service). The closing time for receipt of proxies is fixed in relation to the time of the Annual General Meeting by the Articles of Association. The completion and return of a form of proxy will not prevent you from attending the Annual General Meeting and voting in person should you so wish.

Meeting arrangements

At the Annual General Meeting, all resolutions to be put to the vote will be decided on a poll, instead of on a show of hands. We believe that this is fairer and more democratic and means that shareholders who attend the meeting, as well as those who are not able to attend but have sent us proxy forms, may have their votes taken into account according to the number of shares they hold. The results of the polls will be announced to the stock exchange and will appear on our website on Wednesday June 29, 2005.

Shareholders attending the meeting will have the opportunity to ask questions, which should relate to the business of the meeting. Directors and staff will be available at the meeting to answer questions shareholders may have about the business of the meeting or other matters such as Group products and services. There will be an induction loop system for investors with hearing difficulties. Investors in wheelchairs should contact a member of staff on arrival. Anyone accompanying an investor in need of assistance will be admitted to the Annual General Meeting. Please let us know if you have any particular requirements.

Lord Oxburgh
Chairman

Registered in England: No 54485
Registered Office: Shell Centre, London SE1 7NA

Notice of Meeting

Notice is hereby given that the 107th Annual General Meeting of The “Shell” Transport and Trading Company, p.l.c., will be held at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL on Tuesday, June 28, 2005 at 11 am, for the purposes of considering the following business:

Resolution 1	That the Company’s annual accounts for the financial year ended December 31, 2004 together with the last Directors’ report and the Auditors’ report on those accounts and the auditable part of the Remuneration Report be adopted.

Resolution 2	That the Remuneration Report for the year ended December 31, 2004 set out on pages 110 to 120 in the Annual Report and Accounts 2004 and summarised in the Summary Annual Report and Accounts 2004 be approved.

Resolution 3	That Peter Voser be elected as a Director.

Resolution 4	That Sir Peter Job, a Director retiring by rotation and being eligible, be re-elected as a Director.

Resolution 5	That Lord Oxburgh, a Director retiring by virtue of age and being eligible, be re-elected as a Director.

Resolution 6	That PricewaterhouseCoopers LLP be re-appointed as Auditors of the Company.

Resolution 7	That the Board be authorised to settle the remuneration of the Auditors for 2005.

To consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:

Resolution 8	That the Company be authorised to make market purchases (as defined in Section 163 of the Companies Act 1985) of up to 480,000,000 Ordinary shares of 25p each in the capital of the Company at prices not less than 25p per share nor more than the price per share being five per cent above the average of the middle market quotations taken from the London Stock Exchange Daily Official List for the five business days before the purchase is made, such authority to expire on June 30, 2006 or, if earlier, at the conclusion of the Annual General Meeting of the Company to be held in 2006, but so that the Company may, pursuant to the authority granted by this resolution, enter into a contract to purchase such shares which would or might be executed wholly or partly after such expiry.

To consider and, if thought fit, to pass the following resolutions which will be proposed as Ordinary Resolutions:

Resolution 9	That the Long-Term Incentive Plan (“LTIP”) summarised on pages 6 to 7 of this Notice and to be constituted by the draft rules produced to the Meeting (and, for the purpose of identification, initialled by the Chairman) be approved (subject to such modification as the Directors may consider necessary or desirable to take account of any applicable statutory or regulatory requirements or prevailing practice) and that subject to the requisite majority of shareholders of Royal Dutch Petroleum Company approving the LTIP the Directors be and are hereby authorised to take all actions that they consider necessary, desirable or expedient (1) to implement and establish the LTIP and (2) to implement and establish further plans based on the LTIP modified to take account of local tax, exchange controls or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against any limits on individual or overall participation under the LTIP.

Resolution 10	That the Deferred Bonus Plan (“DBP”) summarised on pages 6 to 7 of this Notice and to be constituted by the draft rules produced to the Meeting (and, for the purpose of identification, initialled by the Chairman) be approved (subject to such modification as the Directors may consider necessary or desirable to take account of any applicable statutory or regulatory requirements or prevailing practice) and that subject to the requisite majority of shareholders of Royal Dutch Petroleum Company approving the DBP, the Directors be and are hereby authorised to take all actions that they consider necessary, desirable or expedient (1) to implement and establish the DBP and (2) to implement and establish further plans based on the DBP modified to take account of local tax, exchange controls or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against any limits on individual or overall participation under the DBP.

Resolution 11	That the Restricted Share Plan (“RSP”) summarised on pages 6 to 7 of this Notice and to be constituted by the draft rules produced to the Meeting (and, for the purpose of identification, initialled by the Chairman, be approved (subject to such modification as the Directors may consider necessary or desirable to take account of any applicable statutory or regulatory requirements or prevailing practice) and that subject to the requisite majority of shareholders of Royal Dutch Petroleum Company approving the RSP, the Directors be and are hereby authorised to take all actions that they consider necessary, desirable or expedient (1) to implement and establish the RSP and (2) to implement and establish further plans based on the RSP modified to take account of local tax, exchange controls or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against any limits on individual or overall participation under the RSP.

By Order of the Board

Jyoti Munsiff, Secretary
Shell Centre, London SE1 7NA
May 26, 2005

IMPORTANT:

1.	Holders of Ordinary shares, or their duly appointed representatives, are entitled to attend and vote at the Meeting. Holders under the Shell Nominee Service may also attend.

2.	A member entitled to attend and vote may appoint one or more proxies to attend and, on a poll, to vote instead of him or her; a proxy need not also be a member. A proxy may not speak at the Meeting except with the permission of the Chairman of the Meeting and may only vote on a poll (not on a show of hands).

3.	Forms of proxy must reach the Company’s Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA not less than 48 hours before the time for holding the Meeting. Forms of proxy may also be submitted electronically as explained on page 8 of this document.

4.	A pre-paid form of proxy is enclosed for use by holders of Ordinary shares. No envelope is necessary, but if shareholders prefer, they may enclose the form(s) in an envelope (no stamp required if posted in the U.K.) and address it to Lloyds TSB Registrars, FREEPOST (SEA 9441), The Causeway, Worthing, West Sussex BN99 6ED. (Overseas shareholders are requested to use an envelope, affix the appropriate postage stamp and send it to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, Great Britain BN99 6DA.) Holders under the Shell Nominee Service will receive a pre-paid voting instruction form with this Notice and if they wish the Corporate Nominee to vote their shares on their behalf; the voting instruction form must reach Lloyds TSB Registrars not later than 4 pm on Thursday, June 23, 2005.

5.	Shareholders who attend the Meeting are requested to bring the Admittance Card(s) (enclosed with this Notice) to the Meeting.

6.	Electronic and CREST proxy appointments are possible – see notes on page 8.

7.	Shareholders who have completed a proxy form may still attend the Meeting and vote in person should they wish to do so, but they are requested to bring the Admittance Card with them to the Meeting.

8.	For the purpose of determining who is entitled to attend or vote (whether on a show of hands or poll) at the Meeting, a person must be entered on the register of members not later than 6 pm on Sunday, June 26, 2005.

9.	The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (Saturdays and public holidays excluded), will also be available for inspection at the place of the Annual General Meeting from 10 am on the day of the Meeting until the conclusion of the Meeting:

(i)	a copy of each Director’s contract of service;

(ii)	the register of interests of the Directors (and their families) in the share capital of the Company; and

(iii)	the terms and conditions of appointment of the Non-executive Directors.

10.	Please see the letter from the Chairman dated May 26, 2005 for further information.

11.	A copy of the rules of the Long-Term Incentive Plan, the Deferred Bonus Plan and the Restricted Share Plan will be available for inspection during normal business hours at the registered office of the Company and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY on any business day from the date of this notice and will also be available for inspection at the place of the Annual General Meeting from 10 am on the day of the Meeting until conclusion of the Meeting.

Employee Incentive Plans – Summary

Shareholders’ approval is sought for the adoption of three employee incentive plans (“the Plans”): an amended Restricted Share Plan (“the RSP”), an amended Deferred Bonus Plan (“the DBP”) and an amended Long-Term Incentive Plan (“the LTIP”). When awards are made to individuals who are not executive directors of Royal Dutch Shell plc (“Royal Dutch Shell”), The “Shell” Transport and Trading Company, p.l.c., (“Shell Transport”) or Royal Dutch Petroleum Company (“Royal Dutch”), the LTIP will be known as “the Performance Share Plan”. A summary of the main features of the Plans is set out below, together with details of the way in which they are intended to operate. The remuneration policy under which the Plans will operate is set out in the Remuneration Report on pages 112 to 114 of the Annual Report and Accounts 2004 and page 31 of the Summary Annual Report and Accounts 2004.

If the unification referred to above goes ahead, the Plans will be adopted by Royal Dutch Shell and awards under the Plans will be made over Royal Dutch Shell Shares. If however the unification does not go ahead, awards will be made over Royal Dutch and Shell Transport Shares and the intention is that the Plans will be adopted by each of Shell Petroleum N.V. and The Shell Petroleum Company Limited. For simplicity, the rest of this summary assumes the unification will go ahead.

1.	Operation of the Plans

Awards under the Plans will normally only be made within a period of 42 days after the announcement of the Royal Dutch Shell results for any period. It is intended that most awards will be made on one occasion each year. The first awards are intended to be made as soon as practicable after the completion of the unification. The Plans will all terminate, at the latest, 10 years after their adoption.

2.	Eligibility

All employees of Royal Dutch Shell, any subsidiaries and selected associated companies are eligible to participate in the Plans. Participation by executive directors will be at the discretion of the Remuneration Committee (“REMCO”).

3.	Awards

Awards will normally vest three years after grant or at the end of the period over which a performance target is measured to the extent the performance target is satisfied.

Awards under the Plans are not transferable and benefits under the Plans are not pensionable.

Awards will be made over Royal Dutch Shell Shares. Shares issued under the Plans will rank equally with the Royal Dutch Shell Shares of the same class in issue on the date of allotment, except in respect of rights arising by reference to a prior record date.

Executive directors of Royal Dutch Shell will determine whether any Royal Dutch Shell Shares to be issued under the Plans will be “A” or “B” Shares. However, any future issue of “B” Shares will only be made after prior consultation with the Dutch Revenue Service.

3.1.   LTIP award

The LTIP allows for a conditional award of free Royal Dutch Shell Shares to any one participant in any one year with a face value at grant equal to up to two and a half times base pay. A maximum of 200% of the Royal Dutch Shell Shares awarded can vest to the extent a performance target is met.

3.2.   DBP award

Participants in the DBP can elect to defer up to 50% of their annual bonus for an award of Royal Dutch Shell Shares (“Deferred Bonus Shares”) which is released after three years. From 2006, executive directors will be required to defer 25% of their annual bonuses.

The participant may also be granted an additional award of matching Royal Dutch Shell Shares (“Matching Shares”) equal to the number of Deferred Bonus Shares awarded together with Royal Dutch Shell Shares representing the value of dividends payable on the Deferred Bonus Shares. A maximum of four Matching Shares will be awarded for every four Deferred Bonus Shares. Vesting of three out of every four Matching Shares awarded to executive directors will be subject to satisfaction of a performance target with the remaining Matching Shares vesting over time.

3.3.   RSP award

The RSP allows for the grant of rights to acquire free Royal Dutch Shell Shares.

Awards under this plan will not be made to executive directors.

4.	Performance targets

Performance targets will be measured over a period of at least three financial years of Royal Dutch Shell. There will be no retesting of performance targets after the end of the measurement period.

4.1.   LTIP and DBP performance targets

Vesting of awards under the LTIP and the DBP will be conditional on the satisfaction of performance targets which will be determined ahead of any awards. REMCO will retain discretion in assuring itself that there is satisfactory underlying financial performance before releasing any award to executive directors and may withhold all or some of the shares awarded if it considers that the performance of Royal Dutch Shell is inadequate.

If the adoption of the LTIP and the DBP is approved, the initial performance targets that will apply to the 2005 awards to executive directors will be linked to the weighted Total Shareholder Return (“TSR”) of Royal Dutch Shell relative to a group of comparator companies, over a performance period of three financial years. In addition to Royal Dutch Shell, the group comprises the four other major international integrated oil companies: BP, Chevron Texaco, ExxonMobil and Total. TSR is calculated by reference to the share price performance of each company over the period, assuming dividends are reinvested in the company’s shares.

As the comparator group consists of companies with similar businesses, there is a possibility that some companies’ TSR results will be tightly clustered, with very small differences in TSR, such that the TSR ranking does not fully capture the difference between companies’ performance. REMCO will therefore retain discretion to adjust the vesting level based on the ranking, upwards or downwards, if it believes that the ranking does not fully reflect Royal Dutch Shell’s relative performance. REMCO will base such judgment on achievement of the annual Group Scorecard targets over the three-year period. Detailed explanation of any such adjustment will be stated in the following Remuneration Report.

200% of the Shares awarded under the LTIP will be received if Royal Dutch Shell is in first place, 150% for second place and 80% for third place. No shares will be received for fourth and fifth place.

Three of the Matching Shares subject to a performance target will be realeased if Royal Dutch Shell is in first place, two for second place and one for third place. None of the Matching Shares will be realeased for fourth and fifth place.

For future awards, the same performance target may apply or REMCO may choose a different performance test, which it considers similarly demanding.

5.	Dividends

Awards may be granted on the basis that a participant will receive, to the extent that an award vests, a cash amount or a number of Royal Dutch Shell Shares equivalent to the value of dividends paid on the Royal Dutch Shell Shares awarded from the date of the award until vesting or receipt of the Royal Dutch Shell Shares.

6.	Satisfaction of the awards

Awards will be satisfied by the transfer of existing shares, the issue of new shares or, in exceptional circumstances, by means of cash payment. Shares determined to be due pursuant to an award will be transferred to the participant free of charge.

7.	Cessation of employment

If a participant ceases to be an employee or a director, his/her award will generally lapse but will continue (subject to the same performance targets) if employment terminates because of a participant’s ill-health, disability, injury, retirement, redundancy, on the completion of a fixed term contract or in other circumstances if allowed by the granting company.

If a participant dies prior to the determination of the relevant performance target, his award will vest at the target level stated in the award on the date of death.

If a participant’s employing company or business is sold outside the Royal Dutch Shell Group, the award will either be rolled over into new equivalent rights or will vest on the date of sale to the extent that any performance targets are satisfied at the time.

Because Deferred Bonus Shares under the DBP represent the bonus which a participant has already earned but agreed to defer, a participant who has been granted Deferred Bonus Shares under the DBP may lose the corresponding Matching Shares if he leaves employment but will still receive the Deferred Bonus Shares granted to him.

8.	Variation in share capital

Awards may be adjusted following rights issues, demergers and certain variations in the share capital of Royal Dutch Shell including capitalisations and subdivisions, consolidations or reductions of capital.

9.	Takeovers and reconstructions

On a takeover or reconstruction, awards may be exchanged for equivalent awards over shares in the acquiring company. Awards which are subject to performance targets will only be exchanged to the extent that the targets are satisfied at the date of the reconstruction or takeover and will lapse as to the balance. Accordingly, the new awards will not be subject to any performance targets.

If, on a takeover, the acquiring company does not agree to the exchange of awards, awards will instead vest to the extent that any performance targets are satisfied as at the date of the takeover.

10.	Dilution limits

In any 10-year period, not more than 10 percent of the issued Ordinary share capital of Royal Dutch Shell may be issued under the Plans and under all other plans operated by Royal Dutch Shell.

In addition, in any 10-year period, not more than 5 percent of the issued Ordinary share capital of Royal Dutch Shell may be issued under the Plans and under any other discretionary plans adopted by Royal Dutch Shell.

These limits do not include rights which have lapsed or been surrendered.

Rights under the Plans may also be satisfied using treasury shares. If treasury shares are used, they will count towards the dilution limits set out above for so long as it is best practice to do so.

11.	Amendments

Provisions related to eligibility, individual and dilution limits, rights attaching to awards and Royal Dutch Shell Shares, adjustment of awards and other rights in the event of a variation in share capital and the amendment powers cannot be altered to the advantage of present or future participants without the prior approval of shareholders of Royal Dutch Shell in general meeting. However, no such approval is required for other changes or for minor changes intended to benefit the administration of the Plans, or to comply with or take account of existing or proposed legislation or any changes in legislation, or to secure favourable tax treatment for Royal Dutch Shell, members of the Royal Dutch Shell Group or participants.

Electronic Appointment of Proxy for the Annual General Meeting

Shareholders who would prefer to register an appointment of a proxy with our Registrar via the Internet instead of by hard copy (sent by post or by hand) may do so by accessing the website www.sharevote.co.uk (Holders under the Shell Nominee Service may lodge forms of direction for the Meeting via the same website.)

Details of how to register an electronic proxy appointment and voting instructions are set out on the website, but please note the following:

(a)	This method of registering proxies is an alternative to the traditional hard-copy appointment of proxies which will continue unaltered. The electronic facility is available to all shareholders and those who use it will not be disadvantaged.

(b)	This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to attend the meeting in person and, on a poll, vote on behalf of the shareholder.

(c)	No special software is required in addition to Internet access.

(d)	To register on the website www.sharevote.co.uk it will be necessary to quote the reference numbers which are set out directly below the shareholder’s name on the enclosed proxy form. These numbers are unique to the particular holding and the Annual General Meeting for 2005 and contain special security aspects to prevent fraudulent replication.

(e)	An electronic appointment of a proxy will not be valid if sent to any address other than www.sharevote.co.uk and will not be accepted if found to contain a virus.

(f)	If you have already submitted a proxy form, in either hard-copy or electronic form, you may change your appointment and/or voting instructions by submitting a new form in either hard-copy or electronic form to be received by the Registrar not later than 11 am on Sunday, June 26, 2005. If two valid Proxy forms are received from the same shareholder before the closing time for receipt of proxies at 11 am on Sunday, June 26, 2005, the one last received will be counted. (The final time for receipt of voting instruction forms from holders under the Shell Nominee Service is 4 pm on Thursday, June 23, 2005.)

(g)	In the interests of security the reference numbers will not be re-issued, so if you consider that you might want to send an electronic proxy after submitting the paper form, please retain a note of the Reference Number, Card ID and Account Number before dispatching the proxy form.

It is also possible under statutory regulations for the Notice of Meeting and Annual Report and Accounts to be made available electronically to shareholders who register a preference for electronic instead of postal communication. Shareholders who wish to register for this facility may do so by accessing the website www.shareview.co.uk

Additional information on electronic proxy appointment via CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on Tuesday, June 28, 2005 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.